EXHIBIT 99.1

B2Gold Announces Voting Results from its 2026 Annual General and Special Meeting

VANCOUVER, British Columbia, June 05, 2026 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce the voting results from its Annual General and Special Meeting of Shareholders (the “Meeting”) held on Thursday, June 4, 2026. A total of 842,480,659 common shares were voted at the Meeting, representing 63.06% of the votes attached to all outstanding common shares.

Shareholders voted overwhelmingly in favor of all items of business before the Meeting. The ten director nominees listed in B2Gold’s Management Information Circular (the “Circular”) dated April 13, 2026, were elected as directors of B2Gold to hold office for the ensuing year or until their successors are elected or appointed. Detailed results of the vote for each director are set out below:

Name	Total Votes in Favour	Total Votes Withheld
Kelvin Dushnisky	715,435,470 (94.95%)	38,062,918 (5.05%)
Greg Barnes	722,691,189 (95.91%)	30,807,200 (4.09%)
Kevin Bullock	730,864,414 (97.00%)	22,633,974 (3.00%)
Michael Cinnamond	696,212,073 (92.40%)	57,286,315 (7.60%)
Liane Kelly	737,643,137 (97.90%)	15,855,252 (2.10%)
Jerry Korpan	731,183,526 (97.04%)	22,314,863 (2.96%)
Thabile Makgala	747,216,108 (99.17%)	6,282,281 (0.83%)
DCS (Baise) Maree	747,246,102 (99.17%)	6,252,287 (0.83%)
Mary-Lynn Oke	722,209,981 (95.85%)	31,288,407 (4.15%)
Robin Weisman	738,406,405 (98.00%)	15,091,983 (2.00%)

The resolutions to appoint PricewaterhouseCoopers LLP as auditor of the Company and to approve certain matters relating to the Company’s Restricted Share Unit Plan were approved with 96.92% and 95.71%, respectively, of votes cast in favor.

The resolution regarding the Advisory Vote on the Company’s approach to Executive Compensation was approved with 70.46% of votes cast in favor.

A report on all items of business voted on at the Meeting will be filed on Sedar+ at www.sedarplus.com.

About B2Gold

B2Gold is a responsible international gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Canada, Mali, Namibia and the Philippines, and numerous development and exploration projects in various countries.

ON BEHALF OF B2GOLD CORP.

“Mike Cinnamond”
President & Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
SVP, Chief Financial Officer
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com